SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Times Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number)

REST Redux LLC
14901 Quorum Dr., Suite 900
Dallas, Texas 75254
(214) 420-5912
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

1	NAME OF REPORTING PERSONS REST Redux LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS REIT Redux LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS REIT Redux GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%*
14	TYPE OF REPORTING PERSON OO

*This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS Robert J. Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 580,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%**
14	TYPE OF REPORTING PERSON IN

*Consists of 548,000 shares of Common Stock and 32,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS B.T. Interest, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON PN

*Consists of 30,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS Lonnie B. Whatley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 30,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS David Martin West Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON OO

*Consists of 25,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS David West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 25,000 shares of Common Stock and 20,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS The Kropp 2010 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON OO

*Consists of 12,000 shares of Common Stock and 8,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

1	NAME OF REPORTING PERSONS James H. Kropp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

*Consists of 12,000 shares of Common Stock and 8,000 warrants to purchase Common Stock which are currently exercisable.

**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 80,000 warrants held by Reporting Persons collectively to be outstanding.

The following constitutes the Schedule 13D (the “Schedule 13D”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of Good Times Restaurants Inc. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at 601 Corporate Circle, Golden, Colorado 80401.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Rest Redux, LLC, a Texas member-managed limited liability company (“Redux”), REIT Redux, LP, a Delaware limited partnership (controlling member of Redux), REIT Redux GP, LLC, a Delaware limited liability company (REIT Redux, LP’s general partner), Robert Stetson (President of REIT Redux GP, LLC), the David Martin West Asset Trust, David West (trustee of the David Martin West Asset Trust), B.T. Interest Ltd., Lonnie B. Whatley III (manager of B.T. Interest), The Kropp 2010 Family Trust and James H. Kropp (trustee of The Kropp 2010 Family Trust).

REIT Redux, LP, REIT Redux GP, LLC, and Robert Stetson may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by Redux. David West may be deemed to be the beneficial owner of all shares of Common Stock held by the David Martin West Asset Trust (the “West Trust”).  Lonnie B. Whatley III may be deemed to be the beneficial owner of all shares of Common Stock held by B.T. Interest Ltd. (“B.T. Interest”).  James H. Kropp may be deemed to be the beneficial owner of all shares of Common Stock held by The Kropp 2010 Family Trust (the “Kropp Trust”).

The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is as follows:

1.	Redux, REIT Redux, LP, REIT Redux GP, LLC, the Kropp Trust, and James H. Kropp:

14901 Quorum Drive
Suite 900
Dallas, Texas 75254

2.	Robert Stetson:

6125 Luther Ln. #380
Dallas, Texas 75225

3.	West Trust and David West:

16475 Dallas Parkway
Suite 155
Addison, Texas 75001

4.	B.T. Interest and Lonnie B. Whatley III

3428 Stanford Avenue
Dallas, Texas 75225

(c)
Redux, REIT Redux, LP, REIT Redux GP, LLC, Robert Stetson, the Kropp Trust, and James H. Kropp are principally engaged in the business of acquiring, holding, managing, voting and disposing of various public and private investments.  The West Trust and David West are principally engaged in real estate and investments.  B.T. Interest and Lonnie B. Whatley III are principally engaged in real estate, oil and gas, and banking investments.  Mr. Stetson also serves as Chief Executive Officer of USRP and as Chief Financial Officer of Sholand LLC. Mr. Kropp is the Chief Financial Officer of Microproperties LLC.

Mr. Stetson is a director of the Issuer.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert Stetson, David West, Lonnie B. Whatley III, and James H. Kropp are all citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchase of Common Stock by Redux was made in a privately negotiated transaction, as more fully described in Item 6.  The total amount of funds used for the purchase of Common Stock held by Redux was $1,525,000.00.   All such shares of Common Stock were paid for using working capital of Redux.  Neither REIT Redux LP nor REIT Redux GP, LLC own shares of Common Stock directly but each of which may be deemed to beneficially own the shares held directly by Redux,

All shares of Common Stock held directly by Robert Stetson, the West Trust, B.T. Interest and the Kropp Trust were acquired through either the purchase of Common Stock from the Issuer in a 2013 capital raise by the Issuer or through the exercise of warrants acquired as warrant coverage in connection therewith.  The foregoing Reporting Persons also hold additional warrants to purchase Common Stock originally acquired by an affiliated entity as warrant coverage in such 2013 capital raise. The total amount of funds used by the foregoing Reporting Persons for the purchase of Common Stock held by each was as follows: $120,000 (Stetson), $62,500 (West Trust), $75,000 (B.T. Interest) and $30,000 (Kropp Trust).  All such shares of Common Stock were paid for using the working capital or personal or family investment capital of such Reporting Persons.  Robert Stetson may also be deemed to beneficially own the shares of Common Stock held directly by Redux. None of David West, Lonnie Whatley III nor James H. Kropp (who may be deemed to beneficially own the shares held by the West Trust, B.T. Interest and the Kropp Trust, respectively) holds shares of Common Stock directly.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased  the  Common  Stock  based  on the  belief  that  such securities,  at current  market  prices,  were undervalued  and  represented  an attractive  investment  opportunity.  Depending upon overall market  conditions, other  investment  opportunities,  and  the  availability  of  Common  Stock  at desirable prices,  the Reporting Persons may endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock in open market or private  transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons may, from time to time, evaluate various alternatives that they might consider in order to influence the performance of the Issuer and the activities of the Board of Directors of the Issuer.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the Board  of  Directors, communicating  with  other  stockholders seeking additional Board representation, making proposals to the Company concerning the capitalization, operations and/or strategy of the Company,   purchasing additional Common Stock or securities of the Issuer  or selling or hedging some or all of their Common Stock or other securities or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

As described under Item 6, Rest Redux LLC and another purchaser, Hoak Public Equities, L.P., separately purchased shares of Common Stock pursuant to a Purchase Agreement (as defined in Item 6) and are parties to a Registration Rights Agreement (as defined in Item 6) with the Issuer in respect of the shares of Common Stock held by such purchasers. The Reporting Persons expressly disclaim any membership in a group with, and beneficial ownership of any securities beneficially owned by, Hoak Public Equities, L.P. and its affiliates or any other person, other than as reported herein.

Item 5.	Interest in Securities of the Issuer.

(a)
The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons in based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013.

As of the filing date of this Schedule 13D, Redux beneficially owned 500,000 shares of Common Stock, representing 9.6% of the issued and outstanding Common Stock of the Issuer. Each of REIT Redux LP, REIT Redux GP, LLC and Robert Stetson may also be deemed to beneficially own the shares owned directly by Redux.

As of the filing date of this Schedule 13D, Mr. Stetson also beneficially owned 80,000 shares of Common Stock, consisting of (a) 48,000 shares of Common Stock and (b) warrants to purchase 32,000 shares of Common Stock.   In total, Mr. Stetson may be deemed to beneficially own 580,000 shares of Common Stock, or 11.2% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Schedule 13D, the West Trust beneficially owned 45,000 shares of Common Stock, consisting of (a) 25,000 shares of Common Stock and (b) warrants to purchase 20,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  David West may also be deemed to beneficially own the shares of Common Stock owned directly by the West Trust.

As of the filing date of this Schedule 13D, B.T. Interest beneficially owned 50,000 shares of Common Stock, consisting of (a) 30,000 shares of Common Stock and (b) warrants to purchase 20,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  Lonnie Whatley III may also be deemed to beneficially own the shares of Common Stock owned directly by B.T. Interest.

As of the filing date of this Schedule 13D, the Kropp Trust beneficially owned 20,000 shares of Common Stock, consisting of (a) 12,000 shares of Common Stock and (b) warrants to purchase 8,000 shares of Common Stock, or together less than 1% of the issued and outstanding Common Stock of the Issuer.  James H. Kropp may also be deemed to beneficially own the shares of Common Stock owned directly by the Kropp Trust.

(b)
By virtue of his position as President of REIT Redux GP, LLC, Robert Stetson may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by Redux, as reported in Item 5(a) of this Schedule 13D, as well as the shares of Common Stock held directly by Mr. Stetson. By virtue of their respective roles with the Reporting Persons, David West, Lonnie Whatley III and James H. Kropp may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock beneficially owned by the West Trust, B.T. Interest and the Kropp Trust, respectively, as reported in Item 5(a) of this Schedule 13D.

(c)
As described under Item 6, Redux purchased 500,000 shares of Common Stock at a price of $3.05 in a privately negotiated transaction on May 2, 2014.  On May 9, 2014, each of Mr. Stetson, the West Trust, B.T. Interest and the Kropp Trust took an assignment from an affiliated entity (pro-rata to their respective interests in such entity) of warrants to purchase the following number of shares of Common Stock: 32,000, 20,000, 20,000 and 8,800 shares of Common Stock, respectively. The other transactions effected by the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A.  All such other transactions occurred pursuant to the exercise of warrants to purchase shares of Common Stock held by such Reporting Persons.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2014, Redux purchased five hundred thousand (500,000) shares of Common Stock from Small Island Investments Ltd. (“SII”) at a price of $3.05 per share pursuant to a Purchase Agreement executed contemporaneously therewith between Redux, Small Island Investments Ltd. (“SII”), the Issuer and Hoak Public Equities, L.P. (the “Purchase Agreement”).  SII is a controlled affiliate of David Dobbin, who is Chairman of the Issuer.  Hoak Public Equities, L.P. also purchased 500,000 shares of Common Stock pursuant to the Purchase Agreement.

Pursuant to the Purchase Agreement, the Issuer agreed to enter, and concurrently entered, into a Registration Rights Agreement (the “Registration Rights Agreement”) with Redux and Hoak Public Equities, L.P. pursuant to which the purchasers were granted certain demand and piggyback registration rights in respect of the shares of Common Stock held by them, including the Common Stock purchased pursuant to the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Concurrently with the closing of the purchase of shares of Common Stock under the Purchase Agreement and in connection with his appointment to the Issuer’s Board of Directors, Robert Stetson, an affiliate of Redux, entered into a standstill agreement (the “Standstill Agreement”) with the Issuer. Pursuant to the Standstill Agreement, Mr. Stetson agreed that he and his affiliates, without the consent of the Board of Directors of the Company, would not (1) acquire shares of capital stock of the Company which would increase his direct or indirect ownership to more than 1,500,000 shares or (2) participate in or encourage, directly or indirectly, any transaction intended to result in a change of control of the Company, defined as change in majority of the members of its Board of Directors.  The foregoing restriction terminates upon the earlier of September 30, 2015 or the date Mr. Stetson ceases to be a member of the Board of Directors of the Issuer.  Mr. Stetson’s appointment to the Board of Directors of the Issuer was formally approved on May 7, 2014.

The foregoing description of the Standstill Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Purchase Agreement dated May 2, 2014 between., Rest Redux LLC, Hoak Public Equities, L.P, Good Times Restaurants, Inc. and Small Island Investments, Ltd.
99.2	Registration Rights Agreement dated May 2, 2014 between Hoak Public Equities, L.P., Rest Redux LLC and Good Times Restaurants, Inc.
99.3	Agreement dated May 2, 2014 between Robert Stetson and Good Times Restaurants, Inc.
99.4
Joint Filing Agreement dated May 12, 2014 by and among Rest Redux, LLC, REIT Redux, LP, REIT Redux GP, LLC, Robert Stetson, the David Martin West Asset Trust, David West, B.T. Interest Ltd., Lonnie B. Whatley III, The Kropp 2010 Family Trust and James H. Kropp.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:May 12, 2014

REST Redux, LLC By: REIT Redux GP, LLC, Member By: _/s/ Robert Stetson_______________ Robert Stetson President	REIT Redux, LP By: REIT Redux GP, LLC, its general partner By: _/s/ Robert Stetson_______________ Robert Stetson President
REIT Redux GP, LLC By: _/s/ Robert Stetson_______________ Robert Stetson President	Robert Stetson By: _/s/ Robert Stetson_______________ Robert Stetson
David Martin West Asset Trust By: _/s/ David West ______________ _ David West Trustee	David West By: _/s/ David West ______________ _ David West
B.T. Interest, Ltd. By: _/s/ Lonnie B. Whatley III________ _ Lonnie B. Whatley Manager	Lonnie B. Whatley III By: _/s/ Lonnie B. Whatley III________ _ Lonnie B. Whatley III
The Kropp 2010 Family Trust By: _/s/ James H. Kropp ______ James H. Kropp Trustee	James H. Kropp By: _/s/ James H. Kropp ______ James H. Kropp

SCHEDULE A

  Transactions in the Shares of Common Stock During the Past Sixty Days

Date	Purchaser	Number of Shares Purchased	Price Per Share
May 6, 2014	Robert Stetson	16,000	$2.50
May 6, 2014	David Martin West Asset Trust	10,000	$2.50
May 6, 2014	B.T. Interest, Ltd.	10,000	$2.50
May 6, 2014	The Kropp 2010 Family Trust	4,000	$2.50